UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Interim Results



26 July 2004

PEARSON PLC INTERIM RESULTS (unaudited)
Six months ended 30 June 2004

                      Half year 2004   Half year 2003           Change -       Change -                Full year 2003
                                                             underlying        headline

  Sales                    GBP1,594m        GBP1,665m                1%            (4)%                     GBP4,048m

  Business
  performance
  Adjusted                    GBP39m           GBP38m               47%              3%                       GBP490m
  operating profit*
  Adjusted profit/             GBP2m          GBP(1)m                                --                       GBP410m
  (loss) before
  tax*
  Adjusted earnings           (1.8)p           (2.3)p                               22%                         32.0p
  per share*
  Operating cash           GBP(195)m        GBP(338)m                               42%                       GBP320m
  flow
  Free cash flow           GBP(262)m        GBP(381)m                               31%                       GBP192m

  Statutory results
  Operating (loss)/         GBP(77)m        GBP(110)m                               30%                       GBP226m
  profit
  (Loss)/ profit           GBP(112)m        GBP(138)m                               19%                       GBP152m
  before tax
  (Loss)/ earnings           (15.5)p          (20.1)p                               23%                          6.9p
  per share

  Dividend per                  9.7p             9.4p                                3%                         24.2p
  share
  Net borrowings           GBP1,734m        GBP1,897m                                9%                     GBP1,361m

*Continuing operations before goodwill and non-operating items.

Throughout this statement, we refer to business performance measures and growth rates on an underlying basis unless otherwise stated. Underlying growth rates exclude the impact of currency movements and portfolio changes. In the first half of 2004, portfolio changes reduced profits by GBP6m and increased revenues by GBP39m. This was largely due to the acquisition of London Qualifications.


Strong first-half performance; on track for the full year



- Good progress on adjusted operating profit (up 47%) and operating cash flow (improved 42% as reported).

- Decline in the US dollar reduces headline revenues by GBP129m and adjusted operating profit by GBP8m.

- Cost actions paying off: FT reduces first-half losses by GBP9m; profits increasing at all business newspapers; school digital learning businesses return to first-half profit.

- Gaining share and getting stronger: School business takes number one position in new maths adoptions and extends lead in personalised learning; Higher Education, Penguin US and IDC growing ahead of their markets; business newspapers gaining audience share; $400m worth of new long-term contracts in testing and government services.

Improving market conditions support confidence in 2004 and beyond

- Business advertising revenue growth turns positive for the first time in three years.

- Growing base of long-term contracts, helped by growth trends in school testing, professional certification and government outsourcing.

- Recovery in state budgets and political commitment to education support healthy outlook for US school and higher education businesses.

Marjorie Scardino, chief executive, said:

"These results for the first half are a good sign of our financial and competitive success, though as usual they represent a small part of our annual total. They make us confident that we will meet our goals, both this year and beyond, as our market conditions improve."


Outlook

Pearson makes most of its sales and almost all of its profits in the second half of the year, due to the seasonal phasing of our book publishing businesses. At this stage we continue to expect underlying progress in earnings, cash and returns. The outlook for our major businesses is:

At Pearson Education, we expect revenues at our School business to be broadly level with 2003, as growth in our testing and supplementary businesses offsets the particularly weak 2004 school adoption opportunity. We expect our US Higher Education business to grow in the 4-6% range, as its leading print and online programmes enable it to grow ahead of its market once again. Our Professional operations are on track to increase revenues and profits, despite our investment in new professional testing centres. We continue to expect that we will receive the full $151m payment for work completed in 2002 on behalf of the US Transportation and Security Administration.

We expect significant revenue and profit growth from Pearson Education in 2005, helped by a rebound in the School adoption cycle, improving state budgets, steady growth in Higher Education and the benefits of our 2003 Professional contract wins.

The FT Group is on track to make good profit progress this year. Although advertising trends at our business newspapers remain erratic from month to month and between categories, advertising revenue growth has turned positive for the first half as a whole and forward bookings continue to run a little ahead of last year. With costs now significantly lower than at any point in the past three years, all of our business newspapers are in good shape to benefit from further improvement in the corporate advertising environment. We expect losses at the Financial Times to be some GBP20m lower than last year, even without any growth in full-year advertising revenues. The FT Group will also benefit from another strong year from IDC.

The Penguin Group's publishing schedule is once again heavily weighted to the second half of the year. Penguin faces tough comparisons after a record 2003 and reported results will again be affected by the weak US dollar. We expect a good second half as we have a very strong publishing schedule in the US and the UK, and we are now well on the way to restoring fulfilment standards following the move to our new UK warehouse.

Exchange rates and interest. A five cent change in the average exchange rate for the full year (which in 2003 was GBP1:$1.63) will have an impact of approximately 1p on adjusted earnings per share. We expect our interest charge in the second half to be marginally higher than the first-half level of GBP37m, as better cash flow is offset by the expected rise in interest rates.

Trading updates. From this year, Pearson will issue an additional trading statement to the market around the end of October. This will provide investors and analysts with an update on trading in the third quarter, which is an important selling period for our book publishing businesses. Our pre-close trading update will now be published early in January, after our busy end of year trading period.

For more information: Luke Swanson / Charlotte Elston     + 44 (0) 20 7010 2310

Pearson's interim results presentation for investors and analysts will be webcast live today from 0900 (BST) and available for replay from 12 noon (BST) via www.pearson.com. We are holding a conference call for US investors at 1500
(BST) / 1000 (EDT). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.

A video interview with Rona Fairhead is also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.


Notes. Throughout this statement (unless otherwise stated):

  1. Growth rates are stated on an underlying basis, excluding the impact of currency movements and portfolio changes. Pearson generates approximately 70% of its revenues in the US. The average exchange rate for the first half of 2004 was GBP1:$1.82 (GBP1:$1.61 in the first half of 2003). The full year exchange rate in 2003 was GBP1:$1.63;

  2. Adjusted figures are presented as additional measures of business performance. They are stated before goodwill and non-operating items. Goodwill is amortised over no more than 20 years.

  3. The 'business performance' measures, which Pearson uses alongside other measures to track performance, are included to provide additional detail on business performance. They are non-GAAP measures for both US and UK reporting. Reconciliations of adjusted operating profit, adjusted profit/
      (loss) before tax, adjusted earnings per share and operating cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 5, 6 and 10 respectively.


Financial review


Due to the seasonal phasing of our book publishing businesses, we generate most of our sales and profits in the second half of the year. We make approximately two-thirds of our revenues in the US and our reported results continue to be affected by the weakness of the US dollar. The weakening of the dollar to GBP1:$1.82 in the first half of 2004 (from GBP1:$1.61 in the first half of 2003) reduced our headline sales by GBP129m and our adjusted operating profit by GBP8m.

Sales in the first half were GBP1,594m, 1% ahead of the first half of 2003 in underlying terms. Growth in Higher Education and the FT Group was largely offset by lower sales in US School publishing as a result of the expected weak adoption cycle.

Adjusted operating profit was up 47% to GBP39m, helped by cost actions - particularly at the FT Group, where profits were up 36% on 5% revenue growth. Adjusted loss per share improved from (2.3)p to (1.8)p.

Operating cash flow improved by GBP143m to GBP(195)m and free cash flow by GBP119m to GBP(262)m. Our cash flow benefited from Penguin's very strong publishing schedule in the fourth quarter of 2003, which pushed collections into the early part of this year, cost reductions at the FT Group, and an improved cash performance from Pearson Education. Excluding the impact of TSA, the average working capital to sales ratio improved from 31.0% to 30.7% even as we increased investment in our businesses.

On a statutory basis, our loss before tax improved 19% to GBP(112)m, helped by a lower (non-cash) goodwill amortisation charge of GBP116m (GBP148m in 2003). We make a statutory loss in the first half because we make most of our operating profits in the second half but spread our goodwill amortisation evenly through the year.

Pearson's net borrowings, which peak at the half-year stage, were 9% lower than last year at GBP1,734m.
During the first half, we successfully refinanced Pearson's debt facilities maturing in 2004 and 2005. In May we issued $750m of 5-year and 10-year bonds into the US market, refinancing bonds due in the second half of 2004. In July we signed a $1,350m revolving credit facility arrangement with a group of 18 banks to support our working capital borrowings and to refinance a similar agreement due in July 2005. These refinancings have extended the average maturity of Pearson's debt by about two years.

The board has declared a 3% increase in the interim dividend to 9.7p, payable on 24 September 2004 to shareholders who are on the register at the close of business on 27 August 2004.

Pearson Education

                                Half year    Half year      Change -     Change - headline   Full year
  GBP millions                       2004         2003    underlying                              2003

  Sales
  School                              466          487          (2)%                 (4)%        1,176
  Higher Education                    187          196            6%                 (5)%          772
  Professional                        220          244            0%                (10)%          503
  Total                               873          927            0%                 (6)%        2,451
  Adjusted operating profit
  School                                8           12           29%                (33)%          127
  Higher Education                   (41)         (43)          (9)%                   5%          148
  Professional                          7            5          100%                  40%           38
  Total                              (26)         (26)            6%                   0%          313


Pearson Education generates most of its sales in the second half of the year and is typically loss-making in the first half.

Sales at our School business were 2% lower. 2004 is as expected a weak year for the US School publishing industry, driven by the low new adoption opportunity. (In the US, 20 'adoption' states buy textbooks and related programmes on a planned contract schedule or 'adoption cycle'. The level of spending varies from year to year with this schedule, depending on the number of adoptions in the largest states and subjects. In 'open territory' states, school districts or individual schools buy textbooks according to their own individual schedules rather than on a statewide basis.)

However, we have had another strong year in new adoption sales, taking approximately 27% of the total new adoption market (after competing for some 90% of the total). We have taken the leading share in maths, science and social studies adoptions this year, benefiting from the breadth of our business across subject disciplines and across elementary, middle and high school grades. We have also begun the year strongly in non-adoption states or 'open territories', which mostly buy textbooks in the second half and will constitute a larger proportion of the overall market this year, given the weak adoption calendar. We are performing well in all major subject areas and particularly in maths and social studies as we customise major programmes for individual states.

Our digital learning and supplementary publishing businesses are well placed to benefit from the recovery in US state budgets which is now under way and the flow of new federal education funds into the market under the No Child Left Behind legislation. Though both businesses make most of their sales in the second half, profits improved significantly as a result of measures taken last year to reduce costs and focus on a smaller number of large-scale, more profitable programmes. Revenues were down a little at our school testing business as a result of the phasing of its major contracts this year. However, we continued to win contracts to help states including Florida and New Jersey meet the No Child Left Behind accountability requirements from 2005.

Our school businesses are also performing well outside the US. We have begun to introduce our testing capabilities in the UK, successfully marking more than one million GCSE and A-level scripts on screen this summer. In addition, the UK's National Assessment Agency has recently awarded Pearson a three-year contract for the National Curriculum or Key Stage Tests. KnowledgeBox, our digital learning programme launched last year, which contains content, assessment and lesson plans, is now installed in more than 500 primary schools. We also launched English Adventure, our new English language teaching programme, in the first half. The series, for ages 4 - 12, uses Disney characters to motivate young learners, and is our first worldwide ELT programme for schools. It is exceeding our expectations in Spain, its first market, where over 100,000 children will be learning with it from September. Seven further editions for other markets are due to be launched next year.

Our Higher Education business makes approximately three-quarters of its revenues in the second half of the year, with major selling seasons in July/ August and December, ahead of the two US college semesters. The business reports losses in the first half as it invests in publishing, sales and marketing to deliver full-year growth. Worldwide, sales were up 6%.

In the US, sales were up 4%. We have had a successful first-half sales campaign, benefiting from new publishing in targeted segments such as health and languages, success in high enrolment basic English and maths skills courses, the rapid roll-out of our online learning services to new subject areas and our fast-growing custom publishing business. The US higher education market is changing rapidly, and we are helping faculty and students to adapt by offering a broad range of choice and value. Our Pearson Choices programme makes our leading educational content available in a wide range of formats: conventional textbooks, low-cost print alternatives, online learning platforms and custom programmes. This summer we are using our Safari joint venture to launch the latest addition to that range: an online service (www.safarix.com) which will provide more than 300 web-based textbooks at 50% of the cost of their print alternatives.

In our Professional business, profits were ahead on flat revenues. Our technology publishing businesses around the world continue to face very tough market conditions, with employment levels and software releases in the IT industry still low. Although technology publishing revenues were 3% lower in the first half, our business is gaining share and expects to benefit from a pick-up in new software and games releases from the second half of 2004. Our Government Solutions business increased revenues by 10%, with good growth from existing contracts, and won more than $100m in new contracted business. Revenues at our Professional Testing business were 14% ahead, with particularly strong growth from our contract with the National Council of State Boards of Nursing. We are investing this year to expand our international network of testing centres to support newly won contracts for customers such as the Graduate Management Admissions Council and the UK's Driving Standards Agency.

Financial Times Group
                                  Half year    Half year     Change -     Change - headline    Full year
                                       2004         2003    underlying                              2003
GBP millions
Sales
Financial Times                         104          102            3%                   2%          203
Other FT publishing                      56           54           10%                   4%          112
Recoletos                                90           82           12%                  10%          169
IDC                                     130          132            2%                 (2)%          273
Total                                   380          370            5%                   3%          757
Adjusted operating profit
Financial Times                         (6)         (15)           60%                  60%         (32)
Other FT publishing                       6            3           58%                 100%            6
Recoletos                                15           14            7%                   7%           28
IDC                                      37           41            2%                (10)%           81
Associates and joint ventures             3            0            --                   --            3
Total                                    55           43           36%                  28%           86


The Financial Times Group grew revenues by 5% and profits by 36% as our business newspapers benefited from cost savings and, for the first time in three years, improvements in advertising revenues.

Losses at the Financial Times improved by GBP9m as a result of cost measures taken last year including the integration of our UK and European commercial operations. Advertising revenues were 3% higher for the first half of the year, having been 4% lower in the first two months and flat at the end of April. Advertising trends remain erratic from week to week and across categories. We have seen rapid growth in recruitment, luxury goods and business travel advertising, although the technology and business-to-business sectors remain weak. Newspaper circulation was some 5% lower at 427,000, but the FT is performing well on the key business readership surveys and FT.com's paying subscribers increased from 57,000 in June 2003 to 76,000 in June 2004.

Profits at Les Echos were significantly ahead of last year as costs were lower and advertising revenues grew 7%, benefiting from the French government privatisation programme and increased M&A activity including the Sanofi/ Aventis deal. Daily paid circulation was slightly ahead at 118,000 as the relaunch of Les Echos in its new Berliner format helped it to grow as the overall French newspaper market declined. FT Business has seen a broad-based return to advertising growth since the start of the year, and is performing well.

Recoletos (Bolsa Madrid: REC) achieved sales growth of 12% and profit growth of 7%, recovering strongly after a weak March following the terrorist attacks in Madrid and the Spanish election. Advertising revenues increased 14% overall and 5% in Recoletos' business and finance division. Circulation at sports newspaper Marca declined by 5% to 360,000 and was up 3% to 48,000 at Expansion, Spain's leading business newspaper. Recoletos has announced plans to invest $16.5m in the second half - with a profit impact of some $13.5m - in the launch of Rumbo, a network of Spanish-language newspapers targeted at the fast-growing Hispanic community in Texas and other southern US states.

Interactive Data Corporation (NYSE:IDC) increased revenues by 2% and adjusted operating profit by 2%. Renewal rates in IDC's institutional data business, which accounts for two-thirds of revenues, remain very high at or above 95%, and IDC has successfully launched several new products. The integration of Comstock is going well and IDC is in the process of consolidating its data centres in the US. After several difficult years for the market data industry, IDC is now seeing a gradual improvement in market conditions.

The FT's associates and joint ventures generated a profit of GBP3m, against breakeven in the first half of 2003. FT Deutschland, our joint venture with Gruner + Jahr, increased circulation a further 5% to 95,500 and increased advertising revenues in double digits despite the tough market environment. The Economist continued its excellent circulation performance: average worldwide weekly circulation grew to 943,490, a 4% increase for the year, with the strongest growth in North America.

The Penguin Group

                                Half year    Half year      Change -    Change - headline    Full year
                                     2004         2003    underlying                             2003
 GBP millions
 Sales                                341          368            0%                 (7)%          840
 Adjusted operating profit             10           21         (15)%                (52)%           91

At Penguin, sales were level with last year, with our schedule of major frontlist titles once again heavily weighted to the second half. Adjusted operating profit declined by GBP4m, as a result of our investment in new channel initiatives, the bankruptcy of distributor Thomas Cork and disruption to UK distribution. Reported profit shows a further GBP7m impact from the weaker dollar.

In the US, Penguin's largest market, sales were ahead, helped by strong performances from Lynne Truss' Eats, Shoots and Leaves, Tom Clancy's Battle Ready with Gen. Tony Zinni (Ret.), Nora Roberts' Key trilogy, Chesapeake Blue and Birthright and Karen Joy Fowler's The Jane Austen Book Club. The Penguin translation of Leo Tolstoy's Anna Karenina, which sells an average of 20,000 copies per year, was selected in May for Oprah Winfrey's book club and now has almost one million copies in print. Penguin US has also benefited from contributions from its new imprints The Penguin Press, Gotham and Portfolio. All three new imprints have published New York Times bestselling titles, including Ron Chernow's Alexander Hamilton and Steve Coll's Ghost Wars. In the first half Penguin had a total of 75 titles on the New York Times list.

In the UK, Penguin had a strong first half bestseller performance, with a total of 34 books in the Nielsen Bookscan top 10. Kevin Lewis' memoir The Kid spent nine weeks at number one, and Marian Keyes' The Other Side of the Story also hit number one. There were strong debuts from a number of new fiction authors, with Jillian Hoffman's Retribution, Plum Sykes' Bergdorf Blondes and PJ Tracy's Want to Play? all making it into the bestseller charts.

We are continuing to integrate back offices, warehousing and distribution for Penguin and Pearson Education in several markets around the world. We have successfully combined our businesses and their supply chains in Australia, Canada and India and are on track to deliver some GBP20m of annual cost savings from our integration initiatives from 2005, which will be shared with Pearson Education.

In the UK, the move to a new shared distribution centre for Penguin and Pearson Education disrupted supply of Penguin titles to bookstores in the second quarter. We are well on the way to restoring fulfilment standards to normal levels, ahead of Penguin's major selling season in the second half.

In the second half, Penguin will benefit from another strong publishing schedule. In US fiction we have new titles from many of our most reliable repeat best-selling writers, including Patricia Cornwell, Nora Roberts, Sue Grafton, Clive Cussler, GP Taylor and Madonna. In the UK, we have new titles from Jamie Oliver, Jeremy Clarkson and Sue Townsend, as well as a number of TV tie-ins: You are What you Eat, How to Buy a House and Too Posh to Wash. Dorling Kindersley is also set for a strong second half, with Human and Plant in the same series as existing bestsellers Earth and Animal, and a follow up to last year's America 24/7 with The America 24/7 State Book series, with a book for each of the 50 states.


ENDS


Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.

Consolidated profit and loss account
for the six months to 30 June 2004

                                                                          2004         2003         2003
 all figures in GBP millions                               note      half year    half year    full year
 Sales (including share of joint ventures)                               1,603        1,673        4,066
 Less: share of joint ventures                                             (9)          (8)         (18)

 Sales                                                      2a           1,594        1,665        4,048

 Group operating (loss) / profit                                          (82)        (105)          226
 Share of operating profit / (loss) of joint ventures
 and associates                                           2c / d             5          (5)            -

 Total operating (loss) / profit                            2b            (77)        (110)          226

 Total operating (loss) / profit analysed between:
 Operating profit before goodwill amortisation                              39           38          490
 Goodwill amortisation                                                   (116)        (148)        (264)

 Total operating (loss) / profit                            2b            (77)        (110)          226

 Loss on sale of fixed assets and investments                                -          (1)          (2)
 Profit on sale of subsidiaries and associates               3               2           12            8

 Non operating items                                                         2           11            6

 (Loss) / profit before interest and taxation                             (75)         (99)          232
 Net finance costs                                           4            (37)         (39)         (80)

 (Loss) / profit before taxation                             5           (112)        (138)          152
 Taxation                                                    7               -          (9)         (75)

 (Loss) / profit after taxation                                          (112)        (147)           77
 Equity minority interests                                                (11)         (13)         (22)

 (Loss) / profit for the financial period                                (123)        (160)           55
 Dividends on equity shares                                  8            (77)         (74)        (192)

 Loss retained                                                           (200)        (234)        (137)


 Adjusted (loss) / earnings per share                        6          (1.8)p       (2.3)p        32.0p
 Basic (loss) / earnings per share                           6         (15.5)p      (20.1)p         6.9p
 Diluted (loss) / earnings per share                         6         (15.5)p      (20.1)p         6.9p
 Dividends per share                                         8            9.7p         9.4p        24.2p

There is no difference between the (loss) / profit before taxation and the loss retained for the period stated above and their historical cost equivalents.

The results for the 2003 full year are an abridged version of the full accounts, which have received an unqualified audit report from the auditors and have been filed with the Registrar of Companies. First half year figures are neither audited nor reviewed.

Consolidated balance sheet
as at 30 June 2004
                                                                   2004         2003         2003
 all figures in GBP millions                                  half year    half year    full year
                                                                           restated*    restated*
 Fixed assets
 Intangible assets                                                3,106        3,560        3,260
 Tangible assets                                                    458          498          468
 Investments: joint ventures
   Share of gross assets                                             10            1            7
   Share of gross liabilities                                       (1)            -          (1)
                                                                      9            1            6
 Investments: associates                                             64           62           58
 Investments: other                                                  21           22           21

                                                                  3,658        4,143        3,813
 Current assets
 Stocks                                                             760          792          683
 Debtors                                                          1,192        1,240        1,132
 Deferred taxation                                                  173          180          145
 Investments                                                          1            2            2
 Cash at bank and in hand                                           753          229          561

                                                                  2,879        2,443        2,523
 Creditors - amounts falling due within one year
 Short-term borrowing                                             (686)        (206)        (575)
 Other creditors                                                  (945)      (1,046)      (1,129)

                                                                (1,631)      (1,252)      (1,704)

 Net current assets                                               1,248        1,191          819

 Total assets less current liabilities                            4,906        5,334        4,632

 Creditors - amounts falling due after more than one year
 Medium and long-term borrowing                                 (1,801)      (1,920)      (1,347)
 Other creditors                                                   (96)         (41)         (45)

                                                                (1,897)      (1,961)      (1,392)
 Provisions for liabilities and charges                           (139)        (148)        (152)

 Net assets                                                       2,870        3,225        3,088

 Capital and reserves
 Called up share capital                                            201          200          201
 Share premium account                                            2,470        2,466        2,469
 Profit and loss account                                            (4)          348          223

 Equity shareholders' funds                                       2,667        3,014        2,893
 Equity minority interests                                          203          211          195

                                                                  2,870        3,225        3,088

* See notes 1 and 11

Consolidated statement of cash flows
for the six months to 30 June 2004
                                                                                       2004         2003         2003
  all figures in GBP millions                                            note     half year    half year    full year
                                                                                                restated     restated
  Net cash (outflow) / inflow from operating activities                   10          (147)        (293)          359
  Dividends from joint ventures and associates                                            1            1            9
  Interest received                                                                       7            8           11
  Interest paid                                                                        (42)         (44)         (86)
  Debt issue costs                                                                      (1)          (1)          (1)
  Dividends paid to minority interests                                                  (1)          (2)         (19)

  Returns on investments and servicing of finance                                      (37)         (39)         (95)
  Taxation                                                                             (29)          (1)         (44)
  Purchase of tangible fixed assets                                                    (50)         (56)        (105)
  Sale of tangible fixed assets                                                           -            3            8
  Purchase of investments                                                                 -          (2)          (3)
  Sale of investments                                                                     3            -            -

  Capital expenditure and financial investment                                         (47)         (55)        (100)
  Purchase of subsidiaries                                                             (13)         (87)         (94)
  Net cash acquired with subsidiaries                                                     -            1           34
  Purchase of joint ventures and associates                                             (7)          (2)          (5)
  Sale of subsidiaries                                                                    -            -          (4)
  Net overdrafts disposed with subsidiaries                                               -            -            1
  Sale of associates                                                                      -           56           57

  Acquisitions and disposals                                                           (20)         (32)         (11)
  Equity dividends paid                                                               (119)        (113)        (188)

  Net cash outflow before management of liquid resources and financing                (398)        (532)         (70)
  Liquid resources acquired                                                            (84)        (112)         (85)

  Management of liquid resources                                                       (84)        (112)         (85)
  Issue of equity share capital                                                           1            1            5
  Purchase of own shares                                                                (2)          (1)          (1)
  Capital element of finance leases                                                     (1)          (2)          (3)
  Loan facility advanced                                                                 55          326            1
  Bonds advanced                                                                        414          182          180
  Bonds repaid                                                                            -         (18)        (159)
  Collateral deposit (placed) / reimbursed                                             (43)           45           54
  Net movement in other borrowings                                                      (2)          (5)         (13)

  Financing                                                                             422          528           64

  Decrease in cash in the period                                                       (60)        (116)         (91)

Statement of total recognised gains and losses
for the six months to 30 June 2004
                                                                    2004         2003         2003
 all figures in GBP millions                          note     half year    half year    full year
 (Loss) / profit for the financial period                          (123)        (160)           55
 Other net gains and losses recognised in reserves
 Exchange differences net of taxation                               (32)         (29)        (254)

 Total recognised losses relating to the period                    (155)        (189)        (199)
 Prior year adjustment - UITF 38                       11             37            -            -

 Total recognised losses                                           (118)        (189)        (199)


Reconciliation of movements in equity shareholders' funds
for the six months to 30 June 2004
                                                                           2004         2003         2003
 all figures in GBP millions                                 note     half year    half year    full year
                                                                                    restated     restated
 (Loss) / profit for the financial period                                 (123)        (160)           55
 Dividends on equity shares                                                (77)         (74)        (192)

                                                                          (200)        (234)        (137)
 Exchange differences net of taxation                                      (32)         (29)        (254)
 Shares issued                                                                1            1            5
 Replacement options granted on acquisition of subsidiary                     -            1            -
 Purchase of own shares                                                     (2)          (1)          (1)
 UITF 17 charge for the period                                                7            -            4

 Net movement for the period                                              (226)        (262)        (383)
 Equity shareholders' funds at beginning of the period                    2,893        3,338        3,338
 Prior year adjustment - UITF 38                              11              -         (62)         (62)

 Equity shareholders' funds at end of the period                          2,667        3,014        2,893


Notes to the 2004 results
for the six months to 30 June 2004

1.   Basis of preparation

The results for the six months ended 30 June 2004 have been prepared in accordance with the accounting policies set out in the 2003 Annual Report, except that UITF 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' have been adopted in these statements. Restatements have been made to the half year and full year figures for 2003 where appropriate (see note 11).

2a.  Sector analysis - sales
                                      2004         2003         2003
 all figures in GBP millions     half year    half year    full year
 Pearson Education                     873          927        2,451
 FT Group                              380          370          757
 The Penguin Group                     341          368          840

                                     1,594        1,665        4,048


2b.  Sector analysis - operating (loss) / profit
                                                   2004 half year
  all figures in                      results from        goodwill    operating
  GBP millions                          operations    amortisation         loss
  Pearson Education                           (26)            (93)        (119)
  FT Group                                      55            (13)           42
  The Penguin Group                             10            (10)            -

                                                39           (116)         (77)

                                                   2003 half year
  all figures in                      results from        goodwill    operating
  GBP millions                          operations    amortisation         loss

  Pearson Education                           (26)           (120)        (146)
  FT Group                                      43            (18)           25
  The Penguin Group                             21            (10)           11

                                                38           (148)        (110)

                                                   2003 full year
  all figures in                      results from        goodwill    operating
  GBP millions                          operations    amortisation       profit

  Pearson Education                            313           (207)          106
  FT Group                                      86            (36)           50
  The Penguin Group                             91            (21)           70

                                               490           (264)          226


Notes to the 2004 results continued
for the six months to 30 June 2004

2c.  Sector analysis - joint ventures
                                       2004         2003         2003
  all figures in GBP millions     half year    half year    full year
  Pearson Education                       -            -            -
  FT Group                              (4)          (4)         (11)
  The Penguin Group                       -            -            1

                                         (4)          (4)         (10)

2d.  Sector analysis - associates
                                                   2004 half year
  all figures in                      results from        goodwill    operating
  GBP millions                          operations    amortisation       profit
  Pearson Education                              1               -            1
  FT Group                                       8               -            8
  The Penguin Group                              -               -            -

                                                 9               -            9

                                                   2003 half year
  all figures in                      results from        goodwill    operating
  GBP millions                          operations    amortisation         loss

  Pearson Education                              1               -            1
  FT Group                                       6             (8)          (2)
  The Penguin Group                              -               -            -

                                                 7             (8)          (1)


                                                   2003 full year
  all figures in                      results from        goodwill    operating
  GBP millions                          operations    amortisation       profit

  Pearson Education                              1               -            1
  FT Group                                      16             (7)            9
  The Penguin Group                              -               -            -

                                                17             (7)           10


Notes to the 2004 results continued
for the six months to 30 June 2004

3.   Profit on sale of subsidiaries and associates
                                                 2004         2003         2003
  all figures in GBP millions               half year    half year    full year
  Profit on sale of Unidesa                         -           12           12
  Net profit / (loss) on sale of other              2            -          (4)
  subsidiaries and associates

                                                    2           12            8


4.   Net finance costs
                                            2004         2003         2003
  all figures in GBP millions          half year    half year    full year
  Net interest payable:
  Group                                     (37)         (39)         (81)
  Associates                                   -            -            1
                                            (37)         (39)         (80)


5.   (Loss) / profit before taxation
                                               2004         2003         2003
 all figures in GBP millions              half year    half year    full year
 (Loss) / profit before taxation              (112)        (138)          152
 Goodwill amortisation                          116          148          264
 Non operating items                            (2)         (11)          (6)
 Adjusted profit / (loss) before taxation         2          (1)          410


Notes to the 2004 results continued
for the six months to 30 June 2004

6.   (Loss) / earnings per share


In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


                                                 2004         2003         2003
  all figures in GBP millions               half year    half year    full year
  (Loss) / profit for the financial             (123)        (160)           55
  period
  Adjustments:
  - Non operating items                           (2)         (11)          (6)
  - Goodwill amortisation                         116          148          264
  Taxation on above items                         (1)            9         (53)
  Minority interest share of above items          (4)          (4)          (6)

  Adjusted (loss) / earnings                     (14)         (18)          254

  Weighted average number of shares (millions)
  - for earnings and adjusted earnings          795.4        797.1        794.4
  Effect of dilutive share options                  -            -          0.9
  Weighted average number of shares (millions)
  - for diluted loss                            795.4        797.1        795.3

  Adjusted (loss) / earnings per share         (1.8)p       (2.3)p        32.0p
  Basic (loss) / earnings per share           (15.5)p      (20.1)p         6.9p
  Diluted (loss) / earnings per share         (15.5)p      (20.1)p         6.9p

Where the Group has made a loss for the financial period, after taking into account goodwill amortisation, the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.


Notes to the 2004 results continued
for the six months to 30 June 2004


7.   Taxation

The tax rate provided in the profit and loss account is analysed as follows:
                                                 2004         2003         2003
  all figures in percentages                half year    half year    full year
  UK tax rate                                    30.0         30.0         30.0
  Effect of overseas tax rates                    4.0          4.0          1.3
  Other items                                       -            -        (0.1)

  Tax rate reflected in adjusted (loss)          34.0         34.0         31.2
  / earnings

The taxation charge is analysed as follows:
                                                 2004         2003         2003
  all figures in GBP millions               half year    half year    full year

  Parent and subsidiaries                           2          (7)         (70)
  Joint ventures and associates                   (2)          (2)          (5)

                                                    -          (9)         (75)


8.   Dividends

The directors have declared an interim dividend of 9.7p per equity share, payable on 24 September 2004 to shareholders on the register at the close of business on 27 August 2004.


9.   Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

                                          2004         2003         2003
                                     half year    half year    full year
        Average rate for profits          1.82         1.61         1.63
        Period end rate                   1.81         1.65         1.79


Notes to the 2004 results continued
for the six months to 30 June 2004

10.  Note to consolidated statement of cash flows
                                                                               2004         2003         2003
 all figures in GBP millions                                              half year    half year    full year
                                                                                        restated     restated
 Reconciliation of operating (loss) / profit to net cash (outflow) /
 inflow from operating activities
 Total operating (loss) / profit                                               (77)        (110)          226
 Share of operating (profit) / loss of joint ventures and associates            (5)            5            -
 Depreciation charges                                                            49           56          111
 Subsidiary goodwill amortisation                                               116          140          257
 Increase in stocks                                                            (86)         (68)          (8)
 Increase in debtors                                                           (70)        (137)         (96)
 Decrease in creditors                                                         (71)        (165)         (68)
 Decrease in operating provisions                                              (11)         (14)         (20)
 Other and non-cash items                                                         8            -         (43)

 Net cash (outflow) / inflow from operating activities                        (147)        (293)          359
 Dividends from joint ventures and associates                                     1            1            9
 Purchase of tangible fixed assets                                             (50)         (56)        (105)
 Capital element of finance lease rentals                                       (1)          (2)          (3)
 Proceeds from sale of tangible fixed assets                                      -            3            8
 Add back: Cash received relating to acquired deferred income                     -            -           42
 Add back: Non operating expenditure on fixed assets                              -            3            2
 Add back: Cash spent against integration and fair value provisions               2            6            8

 Pearson operating cashflow                                                   (195)        (338)          320
 Operating tax paid                                                            (25)          (1)         (34)
 Operating finance charges                                                     (36)         (36)         (76)

 Operating free cashflow                                                      (256)        (375)          210
 Non operating tax paid                                                         (4)            -         (10)
 Integration and fair value spend                                               (2)          (6)          (8)

 Total free cashflow                                                          (262)        (381)          192
 Dividends paid (including minorities)                                        (120)        (115)        (207)

 Net movement of funds from operations                                        (382)        (496)         (15)
 Acquisitions of businesses and investments                                    (20)         (58)        (111)
 Disposals of businesses, investments and property                                3           51           52
 New equity                                                                       1            1            5
 Purchase of own shares                                                         (2)          (1)          (1)
 Other non operating items                                                      (2)            -            -

 Net movement of funds                                                        (402)        (503)         (70)
 Exchange movements on net debt                                                  29           14          117

 Total movement in net debt                                                   (373)        (489)           47


Notes to the 2004 results continued
for the six months to 30 June 2004


11.  UITF 38 and revision to UITF 17

UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF Abstract 17 'Employee share schemes' were issued on 15 December 2003 and these revisions have been applied for the first time in these statements. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less provision for impairment and shown as a fixed asset investment with impairment charges being taken to the profit and loss account. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award and spread over the performance period. The intrinsic value is the difference between the fair value of shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award.

The reclassification of own shares from fixed asset investments to equity has reduced net assets by GBP54 million at 30 June 2004 (30 June 2003 - GBP63 million; 31 December 2003 - GBP59 million; 1 January 2003 - GBP62 million). The reversal of prior year impairments taken on the cost of shares held in trust (GBP37 million) has been shown as a prior year adjustment in the statement of total recognised gains and losses. The amendment to UITF 17 in respect of the calculation of share scheme charges has had no material effect on the profit and loss account.


12.  International financial reporting standards

In 2002 the European Commission published proposals which will require all companies whose securities are traded on a regulated market of the European Union to publish their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for financial years starting on or after 1 January 2005.

For Pearson plc, the financial statements for the year ended 31 December 2005 and the interim results for the period to 30 June 2005 will be presented under IFRS, with the relevant comparative figures restated.

In early 2003, Pearson formed a project team to convert its accounts and financial reporting onto IFRS. The project is sponsored by the Chief Financial Officer and involves specialists from both the Group Finance function as well as representatives from each of the main operating companies.

Phase I of the project has been completed, which involved the identification of significant issues, the preparation of a project plan and the preparation of a rigorous web based work programme for both operating companies and group functions. Phase II of the project involves the restatement and reconciliation of opening balances to IFRS and the adjustment of reporting systems to capture new data requirements for ongoing IFRS reporting. We expect to publish reconciliations to IFRS in Spring 2005 once Phase III of the project, in respect of financial information for the year ending 31 December 2004, is completed.

From the work completed to date a number of areas of difference between IFRS and UK GAAP have been identified including goodwill and intangible assets, financial instruments, share based payments, employee benefits and taxation.

In all of these phases, Pearson has been and is dependent upon the timely publication of new and revised IFRSs by the International Accounting Standards Board. Only since March 2004 has a 'stable platform' of standards been available to implement.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 05 January 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary